02029943

P.E 4-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April, 2002

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated April 4, 2002	3

SPECIAL RISK INSURANCE AND REINSURANCE LUXEMBOURG S.A. PRESS RELEASE

Special Insurer for Terror Risks Founded

Joint project of international insurance and reinsurance groups. Luxembourg-based company is named Special Risk Insurance and Reinsurance Luxembourg S.A.

April 4, 2002 - Zurich Financial Services, XL Capital Ltd, Swiss Re, SCOR, Hannover Re and Allianz have established a new company to insure property against acts of terrorism. The company, named Special Risk Insurance and Reinsurance Luxembourg S.A. (SRIR), will provide limited coverage for physical loss or damage to insured properties and has a total committed capital of EUR 500 million consisting of subscribed and committed authorized capital. Zurich Financial Services, XL Capital Ltd, Swiss Re, Hannover Re and Allianz each hold stakes of 18.2 percent in SRIR, while SCOR holds 9.1 percent. The company will operate independently of its founders with separate management and underwriting teams based in Luxembourg.

The investors believe that SRIR will help address the shortage of terrorism insurance capacity available in the commercial market following the terror attack in the United States.

Policies offered will only cover damage to property resulting directly from an act of terrorism and will be focused on Europe. Business interruption and liability losses will not be insured. The company is committed to controlling its risk accumulation and has therefore adopted specific criteria to control and limit its exposure. Within any 600 meter radius from a covered property the coverage will be limited to EUR 275 million.

The establishment of SRIR signals the confidence of the investors in the development of workable private solutions to the provision of terrorism cover. However, private solutions remain complementary to state sponsored schemes established prior to and since September 11, 2001 and are not meant to replace them.

The company will accept business through all recognized insurance distribution channels, including insurance and reinsurance brokers. In addition, it intends to offer coverage directly and through banks as well as insurance and reinsurance companies. SRIR plans to start underwriting business during the second quarter of 2002, subject to approval by the regulatory authority in Luxembourg.

Contacts:

Zurich Financial Services:

Claudia Stülten, Media Relations	+41.1.625-2655
Reinhard Stary, Investor Relations	+41.1.625-2663

XL Capital Ltd:

Gavin R. Arton, Investor Relations	+441.294-7104
Roger R. Scotton, Media Relations	+441.294-7165

Swiss Re:

Media Relations	+41.43.285-2076
Investor Relations	+41.43.285-4444

SCOR:

Delphine Deleval, Press Relations	+33.1.46987164
Valentine Semet, Investor Relations	+33.1.46987232

Hannover Re:

Ralf Arndt	+49.511.5604-1500

Allianz:

Jörg E. Allgäuer	+49.89.3800-2628

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11, 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ______________________
Richard Lips
Corporate Communications

By: ______________________
Reinhard Preusche
Head of Compliance

DATE: April 4, 2002